Exhibit 4

Press Release

Total Expands Its Energy Efficiency Business With the Acquisition of GreenFlex

Paris, September 19, 2017 - Total is to acquire GreenFlex, a French company specialized in energy efficiency.

Founded in 2009, GreenFlex is one of the European leaders in its sector, with more than 600 clients. The company is forecasting revenues of more than €350 million in 2017 and employs 230 people. GreenFlex combines data intelligence and equipment management and financing to help clients manage their energy consumption efficiently.

The acquisition will accelerate the expansion of Total’s energy efficiency offering, over and above the growth of its affiliates BHC Energy in France and Tenag in Germany. Total intends to offer its customers integrated solutions, from optimization of energy needs and sources and finding financing solutions to energy management and emissions measurement and reduction.

“Climate challenges are integrated into Total’s strategy, and our aim is to be the responsible energy major. This acquisition in energy efficiency services is fully aligned with this strategy,” said Philippe Sauquet, President of Gas, Renewables & Power at Total. “We are pleased to welcome GreenFlex and its employees to the Group. Total aims to make GreenFlex the linchpin of its growth in the energy efficiency industry in Europe.”

The transaction is expected to close in the fourth quarter of 2017, once it has been approved by the relevant regulatory authorities.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

About GreenFlex

An independent company, GreenFlex has been convinced since 2009 that businesses should make a positive contribution to the major transitions under way. The group helps accelerate the transition and reduce environmental and societal costs with a view to tackling the major challenges facing businesses, offering support from developing strategy to taking action for a future of optimal performance, a “Good Future.”

GreenFlex’s teams offer an array of operational, sustainable solutions focusing on energy strategy and performance, financing the transition and asset management, integrating a sustainable vision and strategy, stakeholder relationship management, and responsible products and consumption. These solutions combine support, data intelligence and financing for tangible, measurable results.

GreenFlex boasts close to 230 employees working out of 14 offices throughout Europe, for revenues of over €230 million in 2016. Over the last seven years, the company has lent its support to over 600 clients.

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.